Exhibit 99.2

GLOBAL MOFY AI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	March 31, 2026	September 30, 2025
	(Unaudited)
ASSETS
Current Assets
Cash	$1,333,042	$1,172,732
Restricted cash	1,500,000	3,000,000
Accounts receivable, net	13,274,988	1,534,345
Advances to vendors, net	10,123,821	10,206,554
Due from related parties	56,170	26,333
Investment in short drama	64,511	39,331
Prepaid expenses and other current assets, net	1,430,278	1,120,244
Total current assets	$27,782,810	$17,099,539

Non-current assets
Long-term investment	490,939	481,938
Property and equipment, net	9,761	14,986
Intangible assets, net	17,299,811	59,749,819
Operating lease right-of-use assets	251,929	318,392
Advances to vendor – noncurrent	266,498	258,224
Other assets	59,630	125,913
Total non-current assets	18,378,568	60,949,272
Total Assets	$46,161,378	$78,048,811

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank loans	$2,247,028	$3,365,077
Loans from third parties	23,920	23,177
Accounts payable	1,915,353	1,777,444
Advances from customers	5,055,518	6,726,413
Due to a related party	23,578	22,846
Tax payable	3,416,491	2,652,385
Accrued expenses and other liabilities	1,860,574	706,737
Operating lease liabilities – current	144,087	304,180
Total current liabilities	14,686,549	15,578,259

Non-current Liabilities
Operating lease liabilities – non-current	99,049	—
Warrant liability	365,762	494,048
Total non-current liabilities	464,811	494,048
Total Liabilities	15,151,360	16,072,307

Commitments

Equity:
Class A ordinary shares ($0.0015 par value, 600,000,000 shares authorized, 916,882 and 516,882 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively)*	1,375	775
Class B Ordinary Shares ($0.0015 par value, 80,000,000 shares authorized, 163,340 and 74,480 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively)*	245	112
Additional paid-in capital	82,145,061	63,897,923
Statutory reserves	3,061,428	3,061,428
Accumulated deficits	(55,335,131)	(4,700,020)
Accumulated other comprehensive (loss)	1,245,385	(139,432)
Total Global Mofy AI Limited shareholders’ equity	31,118,363	62,120,786
Non-controlling interests	(108,345)	(144,282)
Total equity	31,010,018	61,976,504
Total liabilities and equity	$46,161,378	$78,048,811

*	Retrospectively adjusted to reflect the effect of a 50-to-1 reverse stock split effective June 11, 2026 (see Note 10).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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GLOBAL MOFY AI LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues	$39,932,329	$26,729,054
Cost of revenues	(31,423,088)	(14,926,118)
Gross profit	8,509,241	11,802,936

Operating expenses:
Selling expenses	(735,970)	(78,369)
General and administrative expenses	(5,597,888)	(4,229,947)
Research and development expenses	(14,444,400)	(5,808,899)
Impairment loss of intangible assets	(38,438,830)	—
Total operating expenses	(59,217,088)	(10,117,215)

(Loss) income from operations	(50,707,847)	1,685,721

Other income (expenses):
Interest income	58,236	25,227
Interest expenses	(69,386)	(145,354)
Change in fair value of warrant liability	128,286	3,734,131
Other income, net	143	24,095
Total other income, net	117,279	3,638,099

(Loss) income before income taxes	(50,590,568)	5,323,820
Income tax expense	(69,168)	(284,284)
Net (loss) income	(50,659,736)	5,039,536
Net loss attributable to non-controlling interest	(24,625)	(99)
Net (loss) income attributable to Global Mofy AI Limited	$(50,635,111)	$5,039,635

Comprehensive income
Net (loss) income	$(50,659,736)	$5,039,536
Foreign currency translation gain (loss)	1,445,379	(761,865)
Total comprehensive (loss) income	(49,214,357)	4,277,671
Comprehensive loss attributable to non-controlling interests	35,937	4,716
Comprehensive (loss) income attributable to Global Mofy AI Limited	$(49,250,294)	$4,272,955

(Losses) earnings per common share
– Basic*	$(70.22)	$59.70
– Diluted*	$(69.66)	$43.56

Weighted average number of common shares outstanding
– Basic*	721,129	84,414
– Diluted*	726,837	115,704

*	Retrospectively adjusted to reflect the effect of a 50-to-1 reverse stock split effective June 11, 2026 (see Note 10).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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GLOBAL MOFY AI LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares				Additional			Accumulated Other	Non-
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares*	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (loss)	Interests	Equity
		US$		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2024	28,200	$42	16,964	$26	$27,796,887	$1,926,547	$15,737,191	$187,118	$(146,208)	$45,501,603
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	2,394	4	—	—	—	—	—	—	—	4
Issuance of ordinary shares in connection with exercise of warrant	6,667	10	—	—	(11,993,412)	—	—	—	—	(11,993,402)
Stock based compensation	4,400	7			1,418,993					1,419,000
Cashless exercise of warrants	291,800	437	—	—	9,908,775	—	—	—	—	9,909,212
Net income for the period							5,039,635		(99)	5,039,536
Appropriation to statutory reserve	—	—	—	—	—	396,316	(396,316)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(766,680)	4,815	(761,865)
Balance as of March 31, 2025 (Unaudited)	333,461	$500	16,964	$26	$27,131,243	$2,322,863	$20,380,510	$(579,562)	$(142,492)	$49,114,088

Balance as of September 30, 2025	516,882	775	74,480	112	63,897,923	3,061,428	(4,700,020)	$(139,432)	$(144,282)	$61,976,504
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	300,000	450	—	—	4,780,800	—	—	—	—	4,781,250
Stock based compensation	100,000	150	88,860	133	13,466,338	—	—	—	—	13,466,621
Net loss for the period	—	—	—	—	—	—	(50,635,111)	—	(24,625)	(50,659,736)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,384,817	60,562	1,445,379

Balance as of March 31, 2026 (Unaudited)	916,882	$1,375	163,340	$245	$82,145,061	$3,061,428	$(55,335,131)	$1,245,385	$(108,345)	$31,010,018

*	Retrospectively adjusted to reflect the effect of a 50-to-1 reverse stock split effective June 11, 2026 (see Note 10).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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GLOBAL MOFY AI LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net (loss) income	$(50,659,736)	$5,039,536
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	7,831,600	5,443,162
Amortization of operating lease right-of-use assets	75,481	168,358
Credit losses and allowance for doubtful accounts, net of recovery	183,472	2,164,417
Impairment loss of intangible assets	38,438,830	—
Equity-settled share-based payments	13,466,620	1,418,993
Change in fair value of warrant liability	(128,286)	(3,734,131)

Changes in operating assets and liabilities:
Accounts receivable, net	(11,817,434)	(50,478)
Advances to vendors, net	135,429	(2,468,994)
Prepayments and other assets	144,283	269,450
Amounts due from related parties	(28,547)	—
Accounts payable	79,714	585,149
Advance from customers	(1,857,292)	1,515,151
Taxes payable	668,891	(544,799)
Cost of intangible assets sold	4,399,082	—
Accrued expenses and other liabilities	1,122,289	438,596
Lease liabilities	(69,697)	(112,621)
Net cash provided by operating activities	1,984,699	10,131,789

Cash flows from investing activities
Purchase of property and equipment	—	(13,544)
Purchase of intangible assets	(7,023,187)	(17,393,726)
Investment in short drama	(23,551)	—
Net cash used in investing activities	(7,046,738)	(17,407,270)

Cash flows from financing activities
Proceeds from short-term bank loans	1,355,961	1,894,922
Repayments of short-term bank loans	(2,562,908)	(2,005,310)
Net proceeds from issuance of ordinary shares and warrant with a private placement	—	2,500,000
Net proceeds from issuance of ordinary shares in private placement, net of issuance costs	4,893,821	—
Net cash provided by financing activities	3,686,874	2,389,612

Effect of foreign exchange rate on cash	35,475	(181,534)
Net decrease in cash	(1,339,690)	(5,067,403)
Cash and restricted cash at the beginning of the period	4,172,732	11,068,560
Cash and restricted cash at the end of the period	$2,833,042	$6,001,157

Supplemental disclosures of cash flow information:
Income taxes paid	$1,147	$25,769
Interest paid	$69,387	$97,187
Cash paid for amounts included in the measurement of lease liabilities - operating	$112,913	—

Non-cash transactions of investing and financing activities:
Initial recognition of warrant liabilities	$—	$14,493,455
Liability extinguished upon exercise of warrants	$—	$9,909,270
Initial issuance cost of warrants allocated to equity	$—	$11,993,465

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Global Mofy AI Limited (“Global Mofy Cayman”) was incorporated on September 29, 2021 under the laws of the Cayman Islands with limited liability. Global Mofy Cayman, formerly known as Global Mofy Metaverse Limited, changed its name by special resolution on August 15, 2024 and is now incorporated as Global Mofy AI Limited.

Global Mofy Cayman owns 100% of the equity interests of Global Mofy HK Limited (“Global Mofy HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on October 21, 2021.

Global Mofy HK owns 100% of the equity interests of Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”), a business company incorporated in accordance with the laws and regulations of the People’s Republic of China (“China” or “PRC”) on December 9, 2021.

Global Mofy Cayman, Global Mofy HK, and Global Mofy WFOE are currently not engaging in any active business operations and are merely acting as holding companies.

Prior to the reorganization described below, the main operating activities of Global Mofy Cayman and its subsidiaries (the “Company”) were carried out by Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”) and its subsidiaries. Global Mofy China was established on November 22, 2017 under the laws of the PRC. Global Mofy China has three wholly-owned subsidiaries, Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”), Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”) and Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”), which were established on July 31, 2019, May 11, 2020 and January 4, 2021 in China, respectively. Global Mofy China acquired 60% shares of Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy) and Xi’an Digital Cloud Database Technology Co., Ltd. (“Mofy Xi’an”) on February 7, 2018 and June 8, 2018, respectively. On December 1, 2021, Global Mofy China entered into an equity share transferring agreement with a third-party individual and transferred its 100% equity interest in Mofy Hainan for consideration of RMB 1. Such transferring was completed on December 3, 2021. Mofy Hainan has had no active business operations since its inception on January 4, 2021.

In preparation for listing in a stock market of the United States of America, the Company underwent a reorganization through entering into various contractual arrangements (the “Contractual Arrangements”), which, effective from January 5, 2022, between Global Mofy WFOE, Global Mofy China and their respective equity holders (the “Corporate Reorganization”) due to regulatory restrictions on foreign ownership in the radio and television program production and operation business and value-added telecommunications business in the PRC. In June, 2022, the Company removed the radio and television program production from its business scope and the reason to use the VIE structure was no longer relevant. Historically, the Company did not produce any radio or television program.

On June 28, 2022, Global Mofy WFOE entered into equity transfer agreements with each shareholder of Global Mofy China to purchase all the equity interest in Global Mofy China. On July 8, 2022, Global Mofy WFOE, Global Mofy China and shareholders of Global Mofy China signed a termination agreement of the VIE Agreements. The VIE structure was dissolved. The restructure was completed on July 8, 2022. As a result, Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE. Immediately before this acquisition, Global Mofy China was a foreign-invested joint venture.

On April 3, 2023, Global Mofy HK owns 100% of the equity interests of Zhejiang Mofy Metaverse Technology Co., Ltd (“Zhejiang WFOE”), a business company incorporated in accordance with the laws and regulations of the People’s Republic of China (“China” or “PRC”). On November 11, 2023, 100% equity interests in Global Mofy China and all its subsidiaries under its name are transferred to Zhejiang WFOE.

Global Mofy Cayman together with its wholly owned subsidiaries Global Mofy HK, Global Mofy WFOE, Zhejiang WOFE and Global Mofy China and its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization was considered under common control and included at their historical carrying values. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

On December 14, 2023, the Company established a wholly owned subsidiary, Global Mofy (Beijing) Technology Co., Ltd (“Global Mofy California”), under the laws of the State of California, to develop and expand overseas business. In February 2024, the Company established a wholly owned subsidiary, Gauss Intelligence (Beijing) Technology Co.. Ltd., under the laws of China, which will focus on the monetization of artificial intelligence generated content (AIGC), AI-generated 3D digital assets and synthetic video content creation. In March 2024, the Company established a wholly owned subsidiary, Anji Century Mofy Education Consulting Co., Ltd., under the laws of China, planning education and training operations. In May 2024, the Company established a wholly owned subsidiary GMM Discovery LLC, under the laws of the State of Delaware, to serve a diverse client base and explore new market opportunities. In September 2024, the Company established a wholly owned subsidiary, Kuyu Intelligent Technology (Anji) Co., Ltd., under the laws of China. On January 16, 2025, the Company established a wholly owned subsidiary, Global Mofy (Lianyungang) Technology Co., Ltd. under the laws of China. On July 22,2025, the Company established a wholly owned subsidiary, Mo Fei Xiao Xi (Lingshui) Culture Co., Ltd., under the laws of China. On November 10, 2025, the Company established a wholly owned subsidiary, Global Mofy Cultural Tourism Technology (Beijing) Co., Ltd., under the laws of China. On December 11, 2025, the Company established Xingmo Zhizao (Beijing) Technology Co., Ltd., a subsidiary in which the Company holds a 55% equity interest, in compliance with relevant laws and regulations of the People’s Republic of China. On December 11, 2025, the Company acquired a 51% equity interest in Eaglepoint AI Inc. As of March 31 2026, the aforementioned companies have not yet commenced actual business operations.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Global Mofy Cayman and its subsidiaries are mainly engaged in providing virtual content production and online advertising services. The Company’s headquarters are located in the city of Beijing, China.

The Company’s ordinary shares started to be traded on NASDAQ under the ticker of GMM on October 10, 2023. On October 12, 2023, the Company completed its initial public offering of 1,200,000 ordinary shares at a price of $5.00 per share. On November 6, 2023, the underwriter for the initial public offering exercised its over-allotment option in part to purchase 40,000 ordinary shares at a price of $5.00. The total gross proceeds received from the initial public offering, including proceeds from the exercise of the over-allotment option, was US$6.2 million.

On November 26, 2024, the Company effected a reverse stock split at a ratio of 15-to-1. Further, on June 11, 2026, the Company effected a reverse stock split at a ratio of 50-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of both reverse stock splits (see Note 10).

As of March 31, 2026, the Company’s major subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Global Mofy HK Limited (“Global Mofy HK”)	October 21, 2021	Hong Kong	100%	Investment holding
Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”)	December 09, 2021	PRC	100%	Investment holding
Zhejiang Mofy Metaverse Technology Co., Ltd (“Zhejiang WFOE”)	April 03, 2023	PRC	100%	Virtual technology service and digital marketing
Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”)	November 22, 2017	PRC	100%	Virtual technology service, digital marketing and digital asset development
Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”)	July 31, 2019	PRC	100%	Virtual technology service and digital marketing
Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”)	May 11, 2020	PRC	100%	Virtual technology service and digital marketing
Xi’an Shuzi Yunku Technology Co., Ltd (“Xi’an Mofy”)	June 8, 2018	PRC	60%	Virtual technology service
Mofy (Beijing) Filming Technology Co., Ltd. (“Beijing Mofy”)	February 7, 2018	PRC	60%	Virtual technology service
Global Mofy (Beijing) Technology Co., Ltd (“Global Mofy California”)	December 14, 2023	US	100%	Overseas business
Gauss Intelligence (Beijing) Technology Co.. Ltd. (“Gauss Intelligence”)	February 28, 2024	PRC	100%	(AIGC), AI-generated 3D digital assets and synthetic video content creation
Anji Century Mofy EducationConsulting Co., Ltd. (“Century Mofy”)	March 5, 2024	PRC	100%	Education and training
GMM Discovery LLC (“Gauss Intelligence”)	May 22, 2024	US	100%	Overseas business
Kuyu Intelligent Technology (Anji) Co., Ltd. (“Kuyu Intelligence”)	September 3, 2024	PRC	100%	Virtual technology service and digital marketing
Global Mofy(Lianyungang) Technology Co., Ltd. (“Lianyungang Intelligence”)	January 16, 2025	PRC	100%	Virtual technology service and digital marketing
Mo Fei Xiao Xi (Lingshui) Culture Co., Ltd. (“Lingshui Intelligence”)	July 22, 2025	PRC	100%	Virtual technology service and digital marketing
Global Mofy Cultural Tourism Technology (Beijing) Co., Ltd.(“Cultural Tourism Intelligence”)	November 10, 2025	PRC	100%	Virtual technology service and digital marketing
Xingmo Zhizao (Beijing) Technology Co., Ltd.(“Xingmo Zhizao”)	December 11, 2025	PRC	55%	Virtual technology service and digital marketing
Eaglepoint AI Inc (“Eaglepoin”)	December 11, 2025	US	51%	Overseas business

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

In our opinion, all adjustments of a normal recurring nature necessary for fair financial statement presentation have been made. Results for the interim periods are not necessarily indicative of results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes there to included in the Company’s Annual Report on Form 20-F for the year ended September 30, 2025, which was filed with the SEC on January 9, 2026.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

(c) Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(d) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For subsidiaries consolidated by the Company, non-controlling interests represent the equity held by minority shareholders as follows: as of March 31, 2026, minority shareholders held a 40% equity interest in each of Beijing Mofy and Xi’an Mofy, a 49% equity interest in Eaglepoint and a 45% equity interest in Xingmo Zhizao, as of March 31, 2025, minority shareholders held a 40% equity interest in each of Beijing Mofy and Xi’an Mofy.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s unaudited condensed Consolidated Statements of Comprehensive Income (Loss) to distinguish the interests from that of the Company.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e) Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax position and valuation allowance for deferred tax assets, fair value of warrants liabilities and fair value of stock-based compensation. Actual results could differ from those estimates.

(f) Cash and restricted cash

Cash includes cash on hand and demand deposits placed with commercial banks. The Company maintains most of the bank accounts in mainland China.

Restricted cash includes the pledged bank certificates of deposit provided by the company to the pledgee in relation to the company’s bank loans.

(g) Investment in short drama

Investment in short drama mainly involve cooperation between the Company as an investor and third parties. Under this cooperation model, the Company participates in the project by providing capital investment, while the cooperative party is mainly responsible for core links such as the selection of topics, planning, and production execution of the short drama. The Company does not own the distribution rights or ownership of the short drama. After the project is completed and launched, the Company can enjoy corresponding profit sharing in proportion to its investment.

The Company initially measures its investment in short dramas based on the investment cost. Cash receipts from income sharing arrangement are applied to recover the initial investment or advance, with excess recognized as income consistent with ASC 310-10-35-53A. The Company performs an impairment test on investment in short drama every fiscal year. If there is objective evidence indicating that the present value of the estimated future cash flows of such investments is lower than their carrying amount, i.e., the relevant investment income is highly likely to be unrecoverable in full, an impairment provision will be recognized for them. As of March 31, 2026 and September 30, 2025, the balance of impairment provision for the Company’s Investment in short drama is $nil.

(h) Expected credit losses

The Company’s accounts receivable from both third parties and related parties, and other receivables, which is included in the prepaid expenses and other current assets,net, are within the scope of ASC326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC326, the Company estimates the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in three-month increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance.

For other receivables, the Company uses the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the consolidated statements of income and comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

8

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Accounts receivable, net

Accounts receivable are presented net of allowance for expected credit losses. Accounts receivable is recognized in the period when the Company has unconditional right to consideration for goods provided to its customers. As of March 31, 2026 and September 30, 2025, the allowance for expected credit losses was $1,385,914 and $1,041,408, respectively.

(j) Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation expense was $5,618 and $2,978 for the six months ended March 31, 2026 and 2025, respectively.

Estimated useful lives are as follows:

Office equipment	3 years

(k) Intangible assets, net

Intangible assets are digital assets acquired from third-party suppliers and mainly include 3D models with finite lives and are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic life.

Estimated useful lives are as follows:

Category	Estimated useful lives
Licensed digital assets	3-5 years

Licensing assets should be capitalized if they meet the following conditions:

The license provides the Company with the exclusive or non-exclusive right to use the intellectual property for a specific period.

The acquired license has a determinable useful life, and the costs are directly attributable to the acquisition.

The contract is enforceable and provides rights that the Company can rely on for future benefit.

The acquisition of the license is not considered part of ordinary inventory or operating costs.

(l) Long-term investments

The Company’s long-term investments include equity investments in entities. Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

In December 2023, the Company made an investment of $289,939 (or RMB 2,000,000) in New Era (Beijing) Technology Co., Ltd (“New Era Technology”), over which the Company owned 6.25% equity interest. On April 1, 2025, the Company made an investment of $201,000 in Wetruck Techenable Solutions PLC (“Wetruck”), over which the Company owned 6.70% equity interest. The carrying value of the Company’s long-term investments measured under this alternative measurement was $490,939 and $481,938 as of March 31, 2026 and 2025, respectively.

9

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When such events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

Management reviews these intangible assets for probable impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If there is an indication of impairment, management would prepare an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these estimated cash flows were less than the carrying amount, an impairment loss would be recognized to write down the asset to its estimated fair value.

As of March 31, 2026, the Company performed qualitative impairment screening followed by quantitative recoverability testing for certain licensed digital intangible assets. The excess of carrying amount over fair value of these assets amounted to $38.44 million, and a corresponding impairment loss of $38.44 million was recorded in the current reporting period. Fair value measurement for these impaired digital assets is classified within Level 3 of the fair value hierarchy under ASC 820. The Company utilized the income approach for this Level 3 fair value measurement; significant unobservable inputs incorporated into the valuation model include projected undiscounted future cash flows and the estimated remaining useful life assigned to each respective asset group.

As of March 31, 2026, the Company performed qualitative and then quantitative impairment assessments on certain intangible assets, concluding that these licensed digital assets were impaired by $38.44 million.

(n) Fair value of financial instruments

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided at fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to vendors, prepaid expenses and other current assets, short-term bank loans, accounts payable, advances from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment and intangible assets would be measured at fair value only if they were determined to be impaired.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o) Leases

The Company accounted for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the six months ended March 31, 2026 and 2025.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

(p) Revenue recognition

The Company had adopted ASC Topic 606 since the fiscal year ended September 30, 2023. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

The Company’s revenues are derived principally from virtual technology service, digital marketing and digital asset development and others.

Revenue from virtual technology service

The Company engages in virtual content production for visual effects in movies, television series, animations, games, advertisements, tourism, augmented reality (“AR”) and virtual reality (“VR”) technology, etc. The virtual content production contracts are primarily on a fixed price basis, which requires the Company to perform services for visual effects design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year.

The virtual content production services are considered to be a single performance obligation because the Company provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Company currently does not have any modification of contract, and the contracts currently do not have any variable consideration.

The customer of the virtual content production contract can only obtain control of the produced virtual content after the project is completed. The Company satisfies its performance obligation at a point in time only when it transfers the developed content to the customer. The virtual content becomes an asset when it is developed by the Company. The Company can direct the use of the product and obtain substantially all of the remaining benefits of the asset. The customer can direct the use and obtain benefits of the assets only after the development is completed and control has transferred from the Company upon acceptance by the customer. The customer does not simultaneously receive or consume the benefits provided by the Company’s performance as the Company performs. The customer can only benefit from the final output of the virtual content as delivered by the Company. The customer does not have control over the content as it is developed. The developed virtual content may be sold as digital assets by the Company and the payment is collected in advance based on the contract upon each milestone and would be refundable if the Company does not meet the customer’s needs or there is other default. Hence, none of the criteria of ASC 606-10-25-27 is met. Revenue from virtual content production is recognized at the point in time when the Company satisfies the performance obligation by transferring promised virtual content product upon acceptance by customers.

Revenue from digital asset development and others

The Company enters into copyright licensing contracts to authorize production rights, adaptation rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use the Company’s IP as it exists since neither of the criteria stated in ASC 610-10-55-62 are met. The specific licensed copyrights and digital assets authorized to customers are all developed IP, which are unique and do not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee. The Company may use such authorized assets as a base model to produce new digital assets; however, these customers will not be contractually or practically required to use them. The revenue is recognized at the point in time when the licensed copyright and digital asset are made available for the customer’s use and benefit.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from sales of digital asset

Since October 1, 2025, the Company has engaged in the digital asset sales business, whereby it transfers fully completed, proprietary self-developed digital intellectual property rights to large model manufacturers to support the customers’ model training activities. The Company satisfies its performance obligations upon document delivery and completion of the IP transfer, with no subsequent maintenance or technical update services required. Contracts specify fixed full consideration and standard payment terms; there are no significant financing components, nor any variable consideration subject to constraint assessment. The Company acts as the principal instead of an agent in these transactions. Subsequent to asset delivery, the Company assumes no obligations for customer returns, refunds, miscellaneous compensation or warranty liabilities. Revenue is recognized at a point in time when customers obtain full control over the digital assets and are able to utilize such assets to generate economic benefits.

Disaggregation of revenue

The following table summarized disaggregated revenue for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Category of Revenue
Virtual technology service	$27,102,442	$15,036,110
Digital asset development and others	7,932,537	11,692,944
Sales of digital asset	4,897,350	—
	$39,932,329	$26,729,054
Timing of Revenue Recognition
Services transferred at a point in time	$39,932,329	$26,729,054
Services transferred over time	—	—
	$39,932,329	$26,729,054

Revenue recognized on gross basis	$39,932,329	$26,729,054
Revenue recognized on net basis	—	—
	$39,932,329	$26,729,054

Contract balance

The Company recognizes accounts receivable in its unaudited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to advances from customers and are recognized into revenue as the Company satisfies its performance obligations. As of March 31, 2026 and September 30, 2025, the balance of advances from customers amounted to $5,055,518 and $ 6,726,413, respectively. Substantially all of advances from customers will be recognized as revenue during the Company’s following fiscal year.

(q) Cost of revenue

Cost of revenues consists primarily of outsourcing content production cost, amortization cost of intangible assets, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. These costs are charged to the unaudited condensed consolidated statement of comprehensive income as incurred.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the Company's digital asset sales business, cost of revenues is recognized when customers obtain control of the assets, rather than as incurred. Such costs are measured at the carrying amount of the digital assets at the delivery date and are recognized as cost of revenues on a one-time basis upon revenue recognition. Specifically: (i) for pre-existing digital assets previously classified as intangible assets, which have been amortized over their estimated useful lives prior to the transfer, the cost of revenues is recognized at their carrying amount upon delivery; and (ii) for digital assets subsequently acquired or developed specifically for external transfer, acquisition costs and capitalized development costs are aggregated as the cost of such assets.

(r) Selling expenses

Selling expenses consist primarily of promotion and advertising expenses, staff costs and other daily expenses which are related to the selling and marketing departments. These expenses are charged to the consolidated statement of comprehensive income (loss) as incurred.

(s) General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources, and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses. These expenses are charged to the consolidated statement of comprehensive income (loss) as incurred.

(t) Research and development expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses. Costs incurred in the development phase subsequent to establishing technological feasibility of such IP are capitalized. During the six months ended March 31, 2026 and 2025, as no such costs qualified for capitalization, all of the cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold are expensed.

(u) Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the six months ended March 31, 2026 and 2025.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The provisions of ASC 740-10-25, Accounting for Uncertainty in Income Taxes, prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company and its wholly-owned subsidiaries to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs. ASC 740 also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures.

(v) Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross sales or service price charged to customers is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of comprehensive income (loss). All of the VAT returns filed by the Company’s subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

(w) Warrant liabilities

The Company accounts for the warrants issued in connection with ordinary shares (see note 10) in accordance with the guidance contained in ASC Topic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”), under which the warrants do not meet the criteria for equity treatment and will be recorded as liabilities. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations. For the six months ended March 31, 2026 and 2025, the total change in its fair value was gain of $0.13 million and $3.73 million, respectively.

(x) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Potential ordinary share that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the six months ended March 31, 2026 and 2025, there were no dilutive shares.

(y) Foreign currency translation and transactions

The reporting currency of the Company is the U.S. dollar (“US$”), and the accompanying consolidated financial statements have been expressed in US$. The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using the Chinese Yuan (“RMB”), the local currency, as the functional currency. The Company’s consolidated financial statements have been translated into the reporting currency, US$. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity (deficit). Gains and losses from foreign currency transactions and balances are included in the results of operations.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	March 31, 2026	September 30, 2025
Period-end spot rate	6.8980	7.1190

	For the Six Months Ended March 31,
	2026	2025
Average rate	7.0061	7.2308

(z) Stock-based compensation

The Company recognizes stock-based compensation expense on a straight-line basis over the applicable requisite service period, based on the grant-date fair value of the award. To the extent a stock-based award is subject to performance conditions, the amount of expense recorded in a given period, if any, reflects the Company’s assessment of the probability of achieving the performance targets.

Fair value of stock options and shares subject to the Company’s employee stock purchase plan are estimated using the Black-Scholes valuation model; fair value of performance share unit (“PSU”) awards, restricted stock unit (“RSU”) awards and restricted stock awards (“RSA”) is based on the closing market price on the day preceding the grant. The Company’s accounting treatment of forfeiture expenses reversals is at the forfeiture date and does not estimate future forfeitures prior to their actual occurrence.

Shares to be issued upon the exercise of stock options or the requisite service period of stock awards will come from newly issued shares.

(aa) Segment reporting

ASC Topic 280, Segment Reporting (“ASC 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and the types of customers to help users of financial statements to better understand the Company’s performance, assess its prospects for future cash net cash flow and make more informed judgements about the Company in a whole.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

(ab) Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman. As of March 31, 2026 and September 30, 2025, cash balances in the PRC are $459,796 and $441,123, respectively. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Accounts receivables are typically unsecured and derived from services rendered to customers that are located in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its accounts receivable with specific customers.

Major Customers

For the six months ended March 31, 2026, one customer’s revenue accounts for more than 10% of the total revenue. For the six months ended March 31, 2025, no customer’s revenue accounts for more than 10% of the total revenue.

As of March 31, 2026, the balance due from one customer accounted for approximately 15% of the Company’s total accounts receivable. As of March 31, 2025, the balance due from two customers accounted for approximately 28% and 27% of the Company’s total accounts receivable, respectively.

Major Suppliers

For the six months ended March 31, 2026, one supplier’s purchase accounted for more than 10% of the total purchases. For the six months ended March 31, 2025, no supplier’s purchase accounted for more than 10% of the total purchases.

As of March 31, 2026, three suppliers accounted for approximately 14%, 13% and 10% of the Company’s accounts payable, respectively. As of March 31, 2025, three suppliers accounted for approximately 15%, 14% and 10% of the Company’s accounts payable, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

(ac) Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company adopted this ASU on October 1, 2025, and the adoption would not have a material impact on the Company’s unaudited condensed consolidated financial statements and related disclosures.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis. The Company does not expect the adoption will have a material impact on the Company’s unaudited condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Accounts receivable	$14,660,902	$2,575,753
Less: allowance for credit losses	(1,385,914)	(1,041,408)
Accounts receivable, net	$13,274,988	$1,534,345

The movement of allowance for credit loss is as follows:

	For the six months ended March 31, 2026	For the year ended September 30, 2025
	(Unaudited)
Balance at beginning of the period	$1,041,408	$634,321
Addition	306,340	410,728
Foreign exchange translation	38,166	(3,641)
Balance at end of the period	$1,385,914	$1,041,408

NOTE 4 — ADVANCES TO VENDORS, NET

Advances to vendors consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Prepayments for virtual technology services	$13,499,833	$10,865,623
Prepayments for digital assets development	1,168,353	3,513,144
Subtotal	$14,668,186	14,378,767
Less: allowance for doubtful accounts	(4,277,867)	(3,913,989)
Total advances to vendors, net	$10,390,319	10,464,778
Less: advances to vendors – noncurrent	266,498	258,224
Advances to vendors – current	$10,123,821	$10,206,554

Advances to vendors primarily consisted of prepayments for virtual technology services, digital marketing and digital assets development outsourced to third party vendors. As of March 31, 2026 and September 30, 2025, the Company recorded allowance for doubtful accounts of $4,277,867 and $3,913,989, respectively. As of March 31, 2026 and September 30, 2025, $266,498 and $258,224 advances made to vendors for digital assets to be acquired were recorded as advances to vendor – non-current in the balance sheets, respectively.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — ADVANCES TO VENDORS, NET (cont.)

The movement of allowance of doubtful accounts is as follows:

	For the six months ended March 31, 2026	For the year ended September 30, 2025
	(Unaudited)
Balance at beginning of the period	$3,913,989	$1,047,306
Addition	234,801	2,844,244
Foreign exchange translation	129,077	(22,439)
Balance at end of the period	$4,277,867	$3,913,989

NOTE 5 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of March 31, 2026
	(Unaudited)
	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Value
	US$	US$	US$	US$
Intangible assets
Licensed digital assets	$82,590,999	$(26,271,917)	$(39,019,271)	$17,299,811
Total	$82,590,999	$(26,271,917)	$(39,019,271)	$17,299,811

	As of September 30, 2025
	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Value
	US$	US$	US$	US$
Intangible assets
Licensed digital assets	$77,677,404	$(17,927,585)	$—	$59,749,819
Total	$77,677,404	$(17,927,585)	$—	$59,749,819

Estimated Amortization Expenses:
For year ended 3/31/2027	$12,020,716
For year ended 3/31/2028	4,005,708
For year ended 3/31/2029	1,273,387
Total	$17,299,811

The Company categorizes its intangible assets into three independent asset groups, including character assets, prop assets and scenario assets, based on the Company’s business model and underlying cash flow generation logic for impairment assessment purposes. Following the launch of the new-generation AI modeling platform, high-quality individual character and prop models that previously required manual production can now be automatically generated within minutes through AI technology based on text or image prompts. This fundamental technological upgrade has resulted in a substantial decline in both the replacement cost and market licensing value of traditional general character and prop assets.

As of March 31, 2026, the Company determined that the character asset group and prop asset group are no longer expected to generate future economic benefits, and clear impairment indicators existed for such assets. By contrast, complex integrated scene assets cannot be fully replicated by current mainstream AI modeling tools given high requirements for spatial logic, structural rationality and overall rendering effects. The scene asset group is expected to generate continuous positive undiscounted cash inflows throughout its revised three-year remaining useful life, and no impairment triggers were identified for scene assets as of March 31, 2026.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INTANGIBLE ASSETS, NET (cont.)

The Company performed a recoverability test on the character asset group and prop asset group as of March 31, 2026 by comparing their aggregate carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset groups. Testing results showed that the undiscounted projected future cash flows generated by the asset group fell below its carrying amount, signifying the asset group’s carrying value was unrecoverable. The aggregate carrying amount of these two asset groups totaled $38.44 million, and their estimated fair value was determined to be zero. Accordingly, the Company recorded an impairment loss of $38.44 million for the character assets and prop assets for the period ended March 31, 2026.

Fair value measurement for the impaired character and prop asset groups is classified within Level 3 of the fair value hierarchy in accordance with ASC 820. The Company utilized the income approach for the Level 3 fair value measurement. Significant unobservable inputs incorporated into the valuation model are projected undiscounted future cash flows and estimated remaining useful life for each respective asset group.

The launch of the new-generation AI modeling platform has ushered in a period of rapid iteration for 3D generation technology. Accelerated technological advancements are expected to materially shorten the estimated useful lives of digital intangible assets. Accordingly, the Company revised the remaining period over which its remaining intangible assets are projected to generate economic benefits from the previously estimated five years to three years. This revision constitutes a reasonable change in accounting estimate, which was made based on updated industry landscape outlook and technological development trends.

This change in accounting estimate was effective as of March 31, 2026 and will be applied prospectively beginning with the subsequent reporting period. No incremental amortization expense was recognized in the period ended March 31, 2026, and accordingly, there was no impact on the Company’s net income or earnings per share for the current reporting period.

The movement of intangible assets is as follows:

	For the six months ended March 31, 2026
	Gross Carrying Amount	Accumulated Amortization
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$77,677,404	17,927,585
Additions(a)	7,133,256	7,834,013
Sale(b)	(4,644,234)	(176,213)
Foreign exchange translation	2,424,573	686,532
Balance at end of the period	$82,590,999	26,271,917

(a)	Additions are all acquired from third-party suppliers in the current period.

(b)	In connection with the Company’s newly commenced digital asset sales business for the six months ended March 31, 2026, the Company sold digital intangible assets with a gross carrying value of $4,644,234 and accumulated amortization of $176,213. Net book value of disposed assets was transferred to cost of revenue to match the related operating revenue generated from digital asset sales.

	For the year ended September 30, 2025
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Balance at beginning of the year	$44,733,835	$5,937,573
Additions(a)	33,171,338	11,921,079
Disposal	—	—
Foreign exchange translation	(227,769)	68,933
Balance at end of the year	$77,677,404	$17,927,585

(a)	Additions are all acquired from third-party suppliers in the current period.

Amortization expense was $7,834,013 and $5,417,658 for the six months ended March 31, 2026 and 2025, respectively. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset. For the six months ended March 31, 2026 and 2025, no such cost incurred.

19

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — LEASES

The Company’s leasing activities primarily consist of three operating leases for offices and vehicles. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

	March 31, 2026	September 30, 2025
	(Unaudited)
Operating lease right-of-use assets	$251,929	$318,392
Operating lease liabilities – current	144,087	304,180
Operating lease liabilities – noncurrent	99,049	—
Total operating lease liabilities	$243,136	$304,180

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	For the six months ended March 31, 2026	For the year ended September 30, 2025
Weighted-average remaining lease term (years)	1.08	0.92
Weighted-average discount rate	4.75%	4.75%

During the six months ended March 31, 2026 and 2025, the Company incurred total operating lease expenses of $169,326 and $180,753, respectively.

The following table summarizes the maturity of operating lease liabilities as of March 31, 2026:

12 months ending March 31,	Operating
US$
2026	$152,188
2027	99,324
Total lease payments	251,513
Less: imputed interest	(8,377)
Total lease liabilities	$243,136

NOTE 7 — SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Bank of China(1)	$434,909	$421,408
Bank of Hangzhou(2)	579,878	561,877
Bank of Zheshang(3)	1,232,241	2,387,976
Deferred financing costs(4)	—	(6,184)
Total	$2,247,028	$3,365,077

(1)	On September 22, 2025, the Company entered into a new loan agreement with Bank of China to obtain a loan of $434,909 (or RMB 3,000,000) for the period from September 22, 2025 to September 22, 2026 at a fixed annual interest rate of 2.15%. The loan is guaranteed by a third party, Beijing Shichuang Tongsheng Financing Guarantee Limited. The Company is required to make quarterly interest payment with principal due at maturity.

20

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — SHORT-TERM BANK LOANS (cont.)

(2)	On January 8, 2025, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $434,909 (or RMB 3,000,000) for a term from January 8, 2025 to July 7, 2025 at a fixed annual interest rate of 4.2%. Mr. Haogang Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. The Company repaid the loan on July 7, 2025.

On July 9, 2025, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $421,408 (or RMB 3,000,000) for a term from July 9, 2025 to July 8, 2026 at a fixed annual interest rate of 4.2%. Mr. Haogang Yang, the Chairman of the Company’s board of directors and CEO, together with Mr. Nan Zhang, guaranteed the repayment of these loans.

On September 12, 2025, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $140,469 (or RMB 1,000,000) for a term from September 12, 2025 to March 11, 2026 at a fixed annual interest rate of 4.2%. Mr. Haogang Yang, the Chairman of the Company’s board of directors and CEO, together with Mr. Nan Zhang, guaranteed the repayment of these loans. The Company repaid the loan on March 11, 2026.

On March 23, 2026, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $144,970 (or RMB 1,000,000) for a term from March 23, 2026 to September 19, 2026 at a fixed annual interest rate of 3.5%. Mr. Haogang Yang, the Chairman of the Company’s board of directors and CEO, together with Mr. Nan Zhang, guaranteed the repayment of these loans.

(3)	On March 13, 2025, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,193,988 (or RMB 8,500,000) for a term from March 13, 2025 to March 13, 2026 at a fixed annual interest rate of 4.5%. Mr. Haogang Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. Meanwhile, the Company provides pledge guarantee for this loan with the time deposit certificate. The Company repaid the loan on March 13, 2026.

On May 23, 2025, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,193,988 (or RMB 8,500,000) for a term from May 23, 2025 to November 15, 2025 at a fixed annual interest rate of 3.38%. Mr. Haogang Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. Meanwhile, the Company provides pledge guarantee for this loan with the time deposit certificate. The Company repaid the loan on November 15, 2025.

On December 5, 2025, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,232,241 (or RMB 8,500,000) for a term from December 5, 2025 to June 5, 2026 at a fixed annual interest rate of 3.95%. Mr. Haogang Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. Meanwhile, the Company provides pledge guarantee for this loan with the time deposit certificate.

(4)	In order to obtain the guarantees provided by the third-party guaranty company for the loans from banks, the Company incurred guarantee fees, which are deferred and presented on the consolidated balance sheets as a direct adjustment from the carrying amount of the loans and amortized to interest expense over the term of the associated loans.

For the six months ended March 31, 2026 and 2025, the weighted average annual interest rate for the bank loans was approximately 3.45% and 3.97%, respectively. Interest expenses for the above-mentioned loans amount to $69,387  and $145,354 for the six months ended March 31, 2026 and 2025, respectively.

21

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Haogang Yang	Director of the Company
Mori Enterprise Management (Beijing) Partnership	Controlled by Mr. Haogang Yang
Qi Fei Shanghai Technology Co., Ltd.	Controlled by Mr. Haogang Yang
Mr. Chen Chen	Former CFO of the Company (through April 29, 2026)

Balances with related parties

As of March 31, 2026 and September 30, 2025, the balances with related parties were as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
	US$	US$
Due to a related party
Mr. Haogang Yang	$23,578	$22,846

Due from related parties
Mori Enterprise Management (Beijing)	$145	$140
Yuanjie (Huzhou) Technology Co., Ltd.	28,993	—
Partnership Qi Fei Shanghai Technology Co., Ltd.	19,861	19,244
Mr. Chen Chen	7,171	6,949
Total	$56,170	$26,333

(a)	As of March 31, 2026, the balance of Mr. Haogang Yang showed that the amount of payroll payables was $23,578 (RMB 162,644).

(b)	As of March 31, 2026, the balance of Mori Enterprise Management (Beijing) Partnership $145 (RMB 1,000) , Qi Fei Shanghai Technology Co., Ltd. $19,861 (RMB 137,000) and Yuanjie (Huzhou) Technology Co., Ltd. $28,993 (RMB 200,000) represented interest-free loan for working capital purpose, the balance of Mr. Chen Chen showed that the amount of the petty cash is $7,171 (RMB 49,464).

NOTE 9 — TAXES

Corporation Income Tax (“CIT”)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

22

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (cont.)

Hong Kong

Global Mofy HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Global Mofy HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Global Mofy HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

Kashi Mofy is subject to a five- year income tax holiday since generating revenues, as it is incorporated in the Kashi Economic District, Xinjiang province. The five-year income tax holiday of Kashi Mofy will end on December 31, 2023. Starting from January 1, 2024, Kashi Mofy is eligible for a preferential tax rate of 9%.

Zhejiang Mofy has complied with PRC tax laws and met the qualifications for domestic small and micro enterprises, Zhejiang Mofy is eligible for a preferential tax rate of 5% in 2026.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. “Global Mofy China” obtained its HNTE certificate on October 21, 2020 and re-applied its HNTE certificate on October 26, 2023. Therefore, “Global Mofy China” is eligible to enjoy a preferential tax rate of 15% from 2023 to 2026 to the extent it has taxable income under the EIT Law.

The Company’s pre-tax (loss) income is derived from the following tax jurisdictions:

	For the Six Months Ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
PRC	$(35,333,864)	$2,585,780
HK	57,691	(69,944)
US	(43,670)	—
Cayman	(15,270,725)	2,807,984
(Loss) income before income taxes	$(50,590,568)	$5,323,820

23

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (cont.)

The provision for income tax consisted of the following:

	For the Six Months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Current income tax expense	$69,168	$71,056
Uncertain tax provisions	—	213,228
Deferred income tax expense	—	—
Income tax provision	$69,168	$284,284

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Six Months Ended March 31,
	2026	2025
PRC statutory tax rate	25.0%	25.0%
Effect of tax holiday and preferential tax rate(a)	(10.0)%	(12.8)%
Additional deduction for R&D expenses	1.3%	(11.9)%
Non-deductible expenses	—	—%
Effect of change in valuation allowance	(8.8)%	17.2%
Effect of different tax rates in a foreign jurisdiction	(7.7)%	(12.3)%
Effective tax rate	(0.2)%	5.2%

(a)	The Company’s subsidiaries, Global Mofy China, Kashi Mofy, Shanghai Mofy, Xi’an Mofy and Beijing Mofy are subject to different favorable tax rates and tax holiday for the years ended March 31, 2026 and 2025. Kashi Mofy is eligible for a preferential tax rate of 9%, Global Mofy is eligible for a preferential tax rate of 15% and Shanghai Mofy, Xi’an Mofy, Beijing Mofy and Zhejiang Mofy are eligible for a preferential tax rate of 5% in 2025. For the months ended March 31, 2026 and 2025 the tax saving as the result of the favorable tax rate and tax holiday amounted to $5,027,848 and $697,343, respectively, and per share effect of the favorable tax rate (after stock reverse split) were $6.97 and $6.03, respectively.

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
Provision for doubtful debt	$68,633	$309,316
Tax loss carry forwards	2,256,645	1,247,604
Excess marketing and advertising expense (15%)	—	—
Operating lease liabilities	36,470	45,627
Total deferred tax assets	2,361,748	1,602,547

Less: Valuation allowance	(2,323,997)	(1,554,869)
Total deferred tax assets, net of valuation allowance	$37,751	$47,678

24

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (cont.)

	March 31, 2026	September 30, 2025
	(Unaudited)
Right of use assets	$37,751	$47,678
Total deferred tax liabilities	37,751	47,678
Total deferred tax assets, net	$—	$—

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. Under the applicable accounting standards, management expects to continue to maintain a significant investment in research and development, given the Company’s history of losses, as the Company increases research and development of its digital assets in the future. At the same time, the Company’s management believes that customer development for digital assets and the Company’s visibility in the digital assets industry will take several years to build, which will result in the Company continuing to lose money over the next few years. So, the management concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating losses, and it was considered that valuation allowance should be fully accrued. Accordingly, as of March 31, 2026 and September 30, 2025, a $2,323,997 and $1,554,869 valuation allowance has been established, respectively.

Uncertain Tax Position

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
Balance as of beginning of year	$2,587,800	$1,940,649
Increase related to prior year tax positions	71,912	(16,088)
Increase related to current year tax positions	69,168	663,238
Balance as of end of year	$2,728,880	$2,587,800

As of March 31, 2026 and September 30, 2025, there were $2,728,880 and $2,587,800 of unrecognized tax benefits, respectively, which would affect the effective tax rate if recognized.

The Company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the six months ended March 31, 2026 and 2025, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of $nil as of March 31, 2026 and 2025, respectively.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. As of March 31, 2026, tax years ended December 31, 2021 through December 31, 2025 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Tax payable

Tax payable consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
VAT payable	$681,904	$63,709
Corporate income tax payable	2,728,880	2,587,799
Other tax	5,707	878
Tax payable	$3,416,491	$2,652,385

25

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on September 29, 2021. The authorized number of ordinary shares upon incorporation of the Company was 5,000,000,000 shares with a par value of $0.00001 per share, and 33,333 (Pre-splits 25,000,000) ordinary shares were issued on September 29, 2021.

On January 15, 2022, the Company issued 871 (Pre-splits 653,155) ordinary shares at par value $0.0015 (Pre-splits $0.000002) per share to a new investor, Viru Technology Limited (the “Viru Technology”). The total cash consideration of $2,000,000 was received in April 2022.

On September 16, 2022, the Company’s shareholders and Board of Directors approved a 1-to-5 share split, following which the authorized share capital of $50,000 was divided into 25,000,000,000 ordinary shares with a par value of $0.000002 each, and the issued shares was divided into 33,333 (Pre-splits 25,000,000) ordinary shares. On September 16, 2022, all the existing shareholders of the Company surrendered a total of 2,204 (Pre-splits 1,653,155) ordinary shares of $0.0015 (Pre-splits $0.000002) par value each for no consideration, of which 55 (Pre-splits 41,155) ordinary shares were surrendered by Viru Technology. The Company has cancelled the 2,204 (Pre-splits 1,653,155) of surrendered shares concurrently. The Company believes it is appropriate to reflect the share split on a retrospective basis pursuant to ASC 260. The Company has retrospectively restated all shares and per share data for all periods presented.

On November 15, 2022, all existing shareholders surrendered in an aggregative of 509 (Pre-splits 381,963) ordinary shares on a pro-rata basis for no consideration. The Company has cancelled the 509 (Pre-splits 381,963) of surrendered shares concurrently. On the same day, the Company, together with Mr. Haogang Yang, our founder and CEO, certain BVI founder entities and all its subsidiaries in Hong Kong and mainland China, entered into an equity investment agreement with Standard International Capital Partners SPC (for and on behalf of Standard International Capital Partners Fund I SP), a segregated portfolio company organized and existing under the laws of the Cayman Islands (the “Investor”), pursuant to which the Investor agreed to invest $1.5 million in Global Mofy Cayman for 509 (Pre-splits 381,963) ordinary shares.

On February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd (“Anguo”), Anjiu Jiheng Enterprise Management Co., Ltd (“Anjiu”), and Anling Management Co., Ltd (“Anling”), pursuant to which the Company issued 988 (Pre-splits 740,829), 988 (Pre-splits 740,829), and 593 (Pre-splits 444,497) ordinary shares, par value US$0.0015 (Pre-splits $0.000002), to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.4 million (RMB65,000,000). All of the $9.4 million was received at the end of March 2023.

In October 2023, the Company completed its initial public offering, issued and sold 1,653 (Pre-splits 1,240,000) Ordinary Shares, of which  1,600 (Pre-splits 1,200,000) shares related to the public offering, and 53 (Pre-splits 40,000) shares related to an over-allotment arrangement, at $3,750 per share for $6.2 million. The net proceeds of $5.2 million after deducting underwriting discounts and the offering expenses payable were received by the Company.

On December 29, 2023, the Company reached an agreement to sell 1,839 (Pre-splits 1,379,313) ordinary shares accompanying warrants of 2,759(Pre-splits 2,068,970) shares to two institutional investors established in the United States and Canada respectively, for an aggregate total transaction consideration of $10.0 million (“the Transaction”). The date of original issuance is January 3, 2024 (“Issuance Date”). The net proceeds of $8.9 million were received on January 4, 2024.

On July 5, 2024, the investors in the United States based on the Transaction, exercised its  1,655 (Pre-splits 1,241,381) warrants that the applicable alternate cashless exerciset is 662 (Pre-splits 496,553) shares of Common Stock. On July 10, 2024, the investors in the Canada based on the Transaction, converted its 1,103(Pre-splits 827,589) warrants that the applicable Alternate Cashless Exercise Amount is 441 (Pre-splits 331,036) shares of Common Stock.

26

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — EQUITY (cont.)

On August 15, 2024, the Company filed its Amended and Restated Memorandum and Articles of Association to designate 3,000,000,000 authorized shares as Class B ordinary shares and reclassify the remaining original ordinary shares into 39,164 (Pre-splits 29,373,057) Class A ordinary shares, each having one (1) vote per share and the other rights attached to it as set out in the Class A Ordinary Shares on a one for one basis. Concurrently, the Company repurchased 16,964 (Pre-splits 12,723,036) Class A ordinary shares that indirectly held by Mr. Yang, the Company’s chief executive officer, for a total of $26 and sold 16,964 (Pre-splits 12,723,036) Class B ordinary shares to him for the same amount.

On August 21, 2024, the Company adopted an equity incentive plan (the “Plan”) which provides 6,000 (Pre-splits 4,500,000) shares of stock, par value US$0.0015 (Pre-splits US$0.000002), to-members of the-board, and -employees of the-Company. Pursuant to the Equity Incentive Plan, the Company issued 6,000 (Pre-splits 4,500,000) Class A ordinary shares to its management on September 6, 2024.

On October 7, 2024, the Company adopted a share incentive plan which provides 4,400 (Pre-splits 3,300,000) shares of stock, par value US$0.0015 (Pre-splits US$0.000002), to the Equity Incentive Plan to members of the board, and employees of the Company. Pursuant to the Equity Incentive Plan, the Company issued 4,400 (Pre-splits 3,300,000) Class A ordinary shares to its management on October 31, 2024.

On October 31, 2024, the Company issued and sold 6,667 (Pre-splits 5,000,000) Class A Ordinary Shares accompanying warrants (“Issuance”) of 13,333 (Pre-splits 10,000,000) shares to several accredited investors. The purchase price for each ordinary Share and two warrants is $375 (Pre-splits $0.5). The net proceeds of $2.42 million were received on October 31, 2024. According to the terms of the Warrant and the SPA agreement, on the 14th trading day after the signing date, the exercise price was reset from $ 2,250 (Pre-splits $3.00)  to 75.75 (Pre-splits $0.101), which equals 20% of the closing price immediately prior to the closing date. The total exercise price  of the warrants remains unchanged, and the number of warrants after adjustment is 396,040 (Pre-splits 297,029,703).

On November 1, 2024, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying unaudited condensed consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of a reverse stock split. The Company filed another Amended and Restated Memorandum and Articles of Association to modify authorized shares of Class A ordinary shares to 600,000,000 (Pre-split 30,000,000,000), $0.0015 (Pre-split $0.00003) par value, and authorized shares of Class B ordinary shares to 80,000,000 (Pre-split 4,000,000,000),$0.0015 (Pre-split $0.00003) par value.

Holders of Class A and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. At a general meeting, each Class A ordinary share entitles the holder thereof to one (1) vote on all matters subject to vote at general meeting of the company, and each Class B ordinary share entitle the holder thereof to twenty (20) votes on all such matter. Each Class A ordinary share confers upon the holder thereof the right to receive dividends and Class B ordinary shares do not confer upon the holders thereof any rights to receive dividends. Class B ordinary shares are not convertible into Class A ordinary shares or any other class of shares under any circumstances. Class A ordinary shares are not convertible into Class B ordinary shares or any other class of shares under any circumstances. Except as set out above, Class A and Class B ordinary shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

On December 10, 2024, pursuant to the special resolution, the fractional shares issued to or registered in the name of the Company’s shareholders after or as a result of the share consolidation were rounded up to the nearest whole share, and thus the Company issued 2,394 (Pre-split 119,697) Class A shares.

On February 17, 2025, the Holders exercised an aggregate of 364,750 (Pre-split 18,237,500) warrants (“Issuance”) through an alternative cashless exercise option, and the Company issued 291,800 (Pre-split 14,590,000) Class A ordinary shares on the same day.

27

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — EQUITY (cont.)

On April 22, 2025, the Company issued and sold 40,609 (Pre-split 2,030,460) Class A Ordinary Shares accompanying warrants of 40,609 (Pre-split 2,030,460) shares to several accredited investors. The net proceeds of $4 million were received on April 30, 2025. According to the terms of the Warrant and the SPA agreement, on the 7th trading day after the signing date, the exercise price was reset from $118 (Pre-split $2.36) to $23.5 (Pre-split $0.47), which equals 24% of the closing price immediately prior to the closing date. The total exercise price of the warrants remains unchanged, and the number of warrants after adjustment is 203,910 (Pre-split 10,195,504).

In April 2025, the Holders exercised an aggregate of 16,874 (Pre-split 843,691) warrants (“Issuance”) through an alternative cashless exercise option, and the Company issued 674,954 (Pre-split 13,499) Class A ordinary shares.

On April 24, 2025, the Company adopted an equity incentive plan. Under this plan, executives are eligible to receive performance-based equity incentives in the form of the company’s Class B ordinary shares for each fiscal year during their employment period. Pursuant to the plan, the Company issued a total of 57,515 (Pre-split 2,875,772) Class B ordinary shares to its executives on April 25, 2025.

In July 2025, the Holders exercised an aggregate of 152,933 (Pre-split 7,646,644) warrants through an alternative cashless exercise option, and the Company issued 122,346 (Pre-split 6,117,316) Class A ordinary shares.

In September 2025, the Holders exercised an aggregate of 8,708 (Pre-split 435,397) warrants through an alternative cashless exercise option, and the Company issued 6,966 (Pre-split 348,318) Class A ordinary shares.

On October 29, 2025, the Company adopted an equity incentive plan (“2025 Equity Incentive Plan B”). Under this plan, the Committee is authorized to grant an aggregate of 100,000 (Pre-split 5,000,000) Class A Shares to the Company’s senior management personnel. Pursuant to the plan, the Company issued a total of 84,000 (Pre-split 4,200,000) and 16,000 (Pre-split 800,000) Class A ordinary shares to its executives on November 7, 2025 and December 19, 2025, respectively.

On December 5, 2025, the Company entered into a Securities Purchase Agreement with several investors for a private placement of 300,000 (Pre-split 15,000,000) Class A ordinary shares, at a purchase price of $15.925 (Pre-split $0.31875) per share. The net proceeds of $4.8 million were received on December 17 and December 18, 2025, respectively.

On February 3, 2026, the Company entered into an amended and restated employment agreement (collectively, the “Amended and Restated Employment Agreements”) with each of Mr. Haogang Yang, the Chief Executive Officer of the Company, Mrs. Wenjun Jiang, the Chief Technology Officer of the Company, and Mr. Nan Zhang, the Chief Marketing Officer of the Company (collectively, the “Officers”). Pursuant to the Amended and Restated Employment Agreements, the Company issued a total of 40,000 (Pre-split 2,000,000) and 48,860 (Pre-split 2,443,027) Class B ordinary shares to its executives on February 4, 2026 and March 20, 2026, respectively. These Class B ordinary shares issued to officers are equity compensation awards provided under the employment agreements as part of executive remuneration.

On June 11, 2026, the Company effected a reverse stock split at a ratio of 50-to-1(“Pre-split”). All the shares and share price in the accompanying unaudited condensed consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of both reverse stock splits.

28

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — EQUITY (cont.)

Warrants (“The Warrant”)

For the six months ended March 31, 2026, the movement of warrants is as follows:

	For the six months ended March 31, 2026
	Total Valuation	Issuance
	US$	Share	Valuation	Average exercise price
Balance at beginning of the period	$494,048	5,708	$494,048	$87
Issuance	—	—	—	—
Change in fair value of warrant liability	(128,286)	5,708	(128,286)	22
Exercise	—	—	—	—
Balance at end of the period	$365,762	5,708	$365,762	$64

For the six months ended March 31, 2025, the movement of warrants is as follows:

	For the six months ended March 31, 2025
	Total Valuation	Issuance
	US$	Share	Valuation	Average exercise price
Balance at beginning of the period	$—	—	$—	$—
Issuance(a)	14,493,455	396,040	14,493,455	37
Change in fair value of warrant liability	(3,734,131)	—	(3,734,131)	—
Exercise	9,909,270	364,750	9,909,270	27
Balance at end of the period	$850,054	31,290	$850,054	$27

(a)	On October 13, 2024, the Company issued and sold 6,667 (Pre-splits 5,000,000) Class A accompanying warrants of 13,333 (Pre-splits 10,000,000) shares. The Company had received the net proceeds of $2.5 million in October, 2024. The Company uses the Binominal Tree Pricing Model to value the warrants. The Company accounted for the warrants as liabilities, in accordance with ASC 480 and ASC 815. The fair value allocated to the warrants on the issuance date is $14,493,455, and reduce additional paid-in capital of $ 11,993,465.

(b)	The warrants have an initial exercise price of $2,250 (Pre-splits $3) per Ordinary Share. According to the terms of the Warrant and the SPA agreement, on the 14th trading day after the closing date, the exercise price of the Warrant will be adjusted to 20% of the closing price before the signing date. As a result, the exercise price of the Warrants adjusted to 75.75(Pre-splits $0.101) per share and the number of Warrant Shares will be adjusted to 396,040 (Pre-split 297,029,703) on the fourteen (14th) calendar days after the closing of the PIPE Offering. This adjustment has already been considered when evaluating the fair value of the warrants upon issuance.

(c)

On February 17, 2025, 364,750 (Pre-split 18,237,500) warrants were exercised. The fair value of warrants at exercise in aggregate of $9,909,270  was charged to equity. On September 22, 2025, 8,708 (Pre-split 435,397) warrants were exercised.

As of March 31, 2026 and September 30, 2025, the number of remaining unexercised warrants is 5,708 (Pre-splits 285,397) and 5,708 (Pre-splits 285,397), with a corresponding fair value of $365,762 and $494,048, respectively.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — EQUITY (cont.)

The fair value of warrants aforementioned was determined using the Binominal Tree pricing model and the following assumptions:

	March 31,	September 30,	September 22,	April 29,	February 17,	October 31,
	2026	2025	2025	2025	2025	2024
Share price	$75	$97.5	$104.63	$123	$227	$321.75
Share price (Pre-splits)	1.5	1.95	2.09	2.46	4.49	0.43
Exercise price	75.75	75.75	75.75	75.75	75.75	75.75
Exercise price (Pre-splits)	1.515	1.515	1.515	1.515	1.515	0.101
Expected dividend yield	-	-	-	-	-	-
Risk free interest rate	3.85%	3.68%	3.65%	3.74%	4.32%	4.15%
Expected life	3.6	4.1	4.1	4.5	4.7	5
Expected volatility	88.6%	100.3%	94.7%	102.9%	103.2%	100.5%

Stock-based compensation

For the year ended September 30, 2025, the Company’s equity incentive plans are as follows, with the related equity-based compensation expense recognized within the fiscal year ending September 30, 2025 :

On October 7, 2024, the Company adopted a share incentive plan (“2024 Equity incentive plan”) which provides 4,400 (Pre-splits 3,300,000) shares of stock, par value US$0.0015 (Pre-splits US$0.000002), to the Equity Incentive Plan to members of the board, and employees of the Company. The Shares became fully vested immediately upon issuance. The Company has sufficient authorized and unissued Class A Shares available in order to be able to satisfy in full the issuance by the Company of the maximum aggregate number of Class A Shares underlying the Plan and issuable upon exercise and/or settlement of any Award pursuant to the terms and conditions of the Plan and to comply with its obligations under the Plan. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan. The Plan effective immediately.

Pursuant to the 2024 Equity incentive plan, the Company issued 4,400 (Pre-splits 3,300,000) Class A ordinary shares to its management on October 30, 2024. The compensation expense is recognized based on the company’s stock price of $21.5 (Pre-splits $0.43) per share as of October 30, 2024. It is recorded in the research and development expenses $1.42 million in the consolidated income statement, with a corresponding increase in additional paid-in capital.

On April 24, 2025, the Company adopted an equity incentive plan(“2025 Equity incentive plan A”). Under this plan, executives are eligible to receive a certain number of performance-based equity incentives in the form of Class B ordinary shares of the company each fiscal year during their tenure, based on the milestones specified in the agreement. The number of incentive shares to be granted shall be determined as follows: divide the performance-based compensation amount by the official average closing price of Class A ordinary shares on NASDAQ, which is announced by NASDAQ and calculated over the five consecutive trading days immediately following the submission date of the Form 20-F annual report. The number of incentive shares granted in each fiscal year shall not exceed 10% of the total number of issued and outstanding Class A ordinary shares and Class B ordinary shares as of the end of each fiscal year. The number of shares to be granted shall be rounded up to the nearest whole share. The Shares became fully vested immediately upon issuance.

Pursuant to the 2025 Equity incentive plan A, the Company issued a total of 57,515(Pre-split 2,875,772) Class B ordinary shares to its executives on April 24, 2025. The compensation expense is recognized based on the company’s stock price of $123.5 (Pre-split $2.47) per share as of April 24, 2025. It is recorded in selling expenses of $0.77 million, research and development expenses of $1.27 million, and general and administrative expenses of $5.10 million in the consolidated income statement, respectively, with a corresponding increase in additional paid-in capital.

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GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — EQUITY (cont.)

For the six months ended March 31, 2026, the Company’s equity incentive plans are as follows, with the related equity-based compensation expense recognized within the six months ending March 31, 2026:

On October 29, 2025, the Company adopted an equity incentive plan(“2025 Equity incentive plan B”). The Committee is authorised to deliver under the 2025 Equity incentive plan B is 100,000 (Pre-split 5,000,000) Class A Shares, provided that the Committee may deliver additional shares to prevent dilution from share dividends, recapitalization, share subdivision, share consolidation, reorganization, merger, amalgamation or similar transactions. The Shares became fully vested immediately upon issuance. The Company has sufficient authorized and unissued Class A Shares available in order to be able to satisfy in full the issuance by the Company of the maximum aggregate number of Class A Shares underlying the Plan and issuable upon exercise and/or settlement of any Award pursuant to the terms and conditions of the Plan and to comply with its obligations under the Plan. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan. The Plan effective immediately.

Pursuant to the 2025 Equity incentive plan B, the Company issued a total of 84,000 (Pre-split 4,200,000) and 16,000 (Pre-split 800,000) Class A ordinary shares to its executives on November 7, 2025 and December 19, 2025, respectively. The compensation expense is recognized based on the company’s stock price of $1.73 and $1.35 per share as of November 7, 2025 and December 19, 2025. It is recorded in researching and development expenses of $8.35 million in the consolidated income statement, respectively, with a corresponding increase in additional paid-in capital.

On February 3, 2026, the Company entered into an amended and restated employment agreement (collectively, the “Amended and Restated Employment Agreements”) with each of Mr. Haogang Yang, the Chief Executive Officer of the Company, Mrs. Wenjun Jiang, the Chief Technology Officer of the Company, and Mr. Nan Zhang, the Chief Marketing Officer of the Company (collectively, the “Officers”). Pursuant to the Amended and Restated Employment Agreements, the Officers shall be eligible to received performance-based equity compensation in the form of Class B ordinary shares, par value US$0.0015 (Pre-split US$0.00003) per share (“Class B Ordinary Shares”), pursuant to the milestones as set forth in the Amended and Restated Employment Agreements and such vesting schedules as determined by the Compensation Committee of the Board of Directors in its sole discretion. For the Officers’ services during the fiscal year ended September 30, 2025, the Officers shall receive an aggregate of 88,860 (Pre-split 4,443,027) Class B Ordinary Shares of the Company. The Board and the Compensation Committee approved the Amended and Restated Employment Agreements and the issuance of the 2025 Incentive Shares on February 3, 2026.

Pursuant to the Amended and Restated Employment Agreements, the Company issued a total of 40,000 (Pre-split 2,000,000) and 48,860 (Pre-split 2,443,027) Class B ordinary shares to its executives on February 4, 2026 and March 20, 2026, respectively. The compensation expense is recognized based on the company’s stock price of $59 (Pre-split $1.18) and 56.5(Pre-split$1.13) per share as of February 4, 2026 and March 20, 2026. It is recorded in researching and development expenses of $0.32 million, selling expenses of $0.71 million and general and administrative expenses of $4.09 million in the consolidated income statement, respectively, with a corresponding increase in additional paid-in capital.

As of March 31, 2026 and September 30, 2025, all of the equity related to the above equity incentive plan has been granted.

31

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — EQUITY (cont.)

The stock-based compensation expenses incurred by the Company for the six months ended March 31, 2026 and 2025 are as follows:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Research and development expenses	$8,667,172	1,419,000
General and administrative expenses	4,090,761	—
Selling and marketing expenses	708,687	—
Total stock-based compensation	$13,466,620	$1,419,000

Statutory reserve

In accordance with the PRC Company Laws, the Company’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of September 30, 2024 and 2023, the statutory reserves of the Company’s PRC subsidiaries have not reached 50% of their respective registered capital. As of March 31, 2026 and September 30, 2025, the Company’s PRC subsidiaries collectively attributed $3,061,428 and $3,061,428 of retained earnings for their statutory reserves, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of March 31, 2026 and September 30, 2025, restricted net assets of the Company’s PRC subsidiaries were $7,283,700 and $7,283,700, respectively.

NOTE 11 — EARNINGS PER SHARE

Basic and diluted earnings per share is calculated as follows

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Numerator:
Net loss (income) attributable to Global Mofy AI Limited	$(50,635,111)	$5,039,635
Denominator:
Denominator for basic earnings per share:
Weighted average Class A ordinary shares outstanding
—basic and diluted	644,858	98,740
Earnings (loss) per Class A ordinary share – basic and diluted	(69.66)	43.56
Weighted average Class B ordinary shares outstanding
—basic and diluted	81,979	16,964
Earnings (loss) per Class B ordinary share – basic and diluted	$(69.66)	$43.56

32

GLOBAL MOFY AI LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SEGMENT REPORTING

The Company operates in a single operating segment and has one reportable segment, which includes all activities related to activities consist of virtual technology service, digital asset development and others and sales of digital asset.   The determination of a single segment is consistent with the consolidated financial information regularly provided to the Company’s chief operating decision maker (“CODM”). The CODM uses consolidated net income for purpose of assessing performance, making operating decisions and allocating resources. The measurement of segment assets is reported on the balance sheet as total consolidated assets.

The table below provides information about the Company’s segment

	For the Six months Ended March 31,
	2026	2025
Revenue
-Virtual technology service	$27,102,442	$15,036,110
-Digital asset development and others	7,932,537	11,692,944
-Sales of digital asset	4,897,350	—

Cost of revenue	31,423,088	14,926,118

Operating expenses:
General and administrative	5,597,888	4,229,947
Selling & Distribution expense	735,970	78,369
Research and development expenses	14,444,400	5,808,899
Impairment loss of intangible assets	38,438,830	—
Total operating expenses	59,217,088	10,117,215

Income before income taxes	(50,590,568)	5,323,820
Income tax expense	69,168	284,284
Net (loss) income	$(50,659,736)	$5,039,536

NOTE 13 — SUBSEQUENT EVENTS

As of the date of this report, the Company’s post-period events are as follows:

On May 22, 2026, the Company issued and sold 164,948 (Pre-split 8,247,420) Class A Ordinary Shares, 164,948 (Pre-split 8,247,420 ) Series A Warrants and 164,948 (Pre-split 8,247,420) Series B Warrants to certain investors in a registered direct offering. The purchase price for each unit consisting of one Class A Ordinary Share, one Series A Warrant and one Series B Warrant is $48.50 (Pre-split $0.97), generating approximately $8 million gross proceeds before deducting offering expenses. The gross proceeds from this offering were received by the Company on May 22, 2026.

On June 5, 2026, the Company fully repaid the bank loan of $1,232,241 (or RMB 8,500,000) owed to Bank of Zheshang.

On June 11, 2026, the Company effected a reverse stock split at a ratio of 50-to-1. All the shares and share price in the accompanying unaudited condensed consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of a reverse stock splits.

On July 8, 2026, the Company repaid the bank loan of $421,408 (or RMB 3,000,000) owed to Bank of Hangzhou.

33